Invesco ETFs
3500 Lacey Road, Suite 700
Downers Grove, IL 60515

August 31, 2021

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attention: Jaea Hahn

Re:	Invesco Exchange-Traded Self-Indexed Fund Trust

File Nos. 333-221046; 811-23304

Responses to Comments on Post-Effective Amendment No. 107

Dear Ms. Hahn:

This letter responds to comments from the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), which you conveyed via telephone on August 4, 2021, regarding Post-Effective Amendment No. 107 to the registration statement (the “Amendment”) under the Securities Act of 1933, as amended, of Invesco Exchange-Traded Self-Indexed Fund Trust (the “Trust”), which is also Post-Effective Amendment No. 108 to the Trust’s registration statement under the Investment Company Act of 1940, as amended (the “1940 Act”). The Amendment was filed with the SEC on June 21, 2021 to register three new series of the Trust: Invesco BulletShares 2031 Corporate Bond ETF, Invesco BulletShares 2031 Municipal Bond ETF, and Invesco BulletShares 2029 High Yield Corporate Bond ETF (each, a “Fund,” and collectively, the “Funds”). For your convenience, each of your comments, as we understand them, is repeated below with the Trust’s responses immediately following. Where revised disclosure from the Amendment is included in a response, we have marked the new disclosure in bold below to show those changes. Defined terms used below have the same meanings as in the Amendment.

We also hereby confirm that all missing or bracketed information in the Amendment will be incorporated in a subsequent post-effective amendment, and that such amendment also will reflect all changes discussed in this letter.

1.	Comment:	Please provide a completed fee table and expense example for each Fund, as required by Item 3 of Form N-1A. Please also confirm that any fees associated with creation and redemption activity are not reflected in such fee table and example.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

August 31, 2021

	Response:	A completed fee table and expense example for each Fund is contained in Appendix A to this letter. We confirm that the fee tables and examples do not reflect fees associated with creation or redemption activity.

Invesco BulletShares 2031 Corporate Bond ETF:

2.	Comment:	Please disclose if the Fund or its Underlying Index will be concentrated in any industry or group of industries. Please confirm supplementally if they are not so concentrated.

	Response:	We note that, as disclosed in the registration statement, the Fund will concentrate its investments in securities of issuers in any one industry or group of industries only to the extent that its Underlying Index so concentrates in that industry or group of industries. We confirm that the Underlying Index (and consequently, the Fund) will not be concentrated at the inception of the Fund’s operations. If the Underlying Index (and therefore the Fund) subsequently demonstrates such a concentration, the Fund will disclose that concentration and its associated risks in the Fund’s summary prospectus.

3.	Comment:	In the third paragraph of the “Principal Investment Strategies” section of the summary prospectus, we note the disclosure states the following: “With respect to establishing the effective maturity of a bond, the effective maturity is the actual year of maturity (i) if no embedded issuer call option exists for a bond....”. Please revise the disclosure to explain the phrase “embedded issuer call option” in plain English.

Response:

We have revised the disclosure in accordance with the Staff’s request. The amended disclosure is set forth below:

The Underlying Index seeks to measure the performance of a portfolio of U.S. dollar-denominated investment grade corporate bonds with maturities or, in some cases, “effective maturities” in the year 2031 (collectively, “2031 Bonds”). Certain bonds in which the Fund may invest may contain embedded call options. An embedded call option means that the bond’s issuer has the right to redeem a bond prior to its designated maturity date. Accordingly, the effective maturity date of a bond reflects an assessment of when that bond is likely to be called by the issuer, or in the alternate, the bond’s stated maturity date (if it is not called by the issuer). ~~Effective maturity is an assessment of a bond’s likely call date or maturity (if not called by the issuer).~~ With respect to establishing the effective maturity of a bond, the effective maturity is the actual year of maturity (i) if no embedded issuer call option exists for a bond; (ii) if a bond contains an embedded issuer call option, with the first call date within 13 months of maturity and a par call price; and (iii) unless the yield to next call date is less than the yield to maturity, in which case the bond’s effective maturity is deemed to be the year of the next call date.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

August 31, 2021

4.	Comment:	We note that “Foreign Fixed Income Investment Risk” is included as a principal risk of the Fund. Please consider adding Brexit-related risk disclosure to the prospectus or Statement of Additional Information (“SAI”) if appropriate.

Response:

We expect that the Fund may have minimal investment in UK bonds and, as such, may have commensurate exposure to Brexit-related risks. Therefore, we have added the following Brexit-related risk disclosure to the “Investment Strategies and Risks” section of the SAI:

Investments in the United Kingdom. Invesco BulletShares 2031 Corporate Bond ETF and Invesco BulletShares 2029 High Yield Corporate Bond ETF may invest in bonds of United Kingdom (“UK”) issuers. In June 2016, the UK voted in a referendum to leave the European Union (“EU”). The withdrawal of the UK from the EU, or “Brexit,” may have significant political and financial consequences for Eurozone markets, including greater market volatility and illiquidity, currency fluctuations, deterioration in economic activity, a decrease in business confidence and an increased likelihood of a recession in the UK and the EU. The withdrawal agreement entered into between the UK and the EU came into force on January 31, 2020, at which time the UK ceased to be a member of the EU. Following a transition period that ended on December 31, 2020 (during which the UK negotiated its future relationship with the EU) the EU UK Trade and Cooperation Agreement, a bilateral trade and cooperation deal governing the future relationship between the UK and the EU, provisionally went into effect at the start of 2021. While the full impact of Brexit is unknown, Brexit has already resulted in significant volatility in European and global financial markets and uncertainty about the integrity and functioning of the EU, both of which may persist for an extended period of time. Any such market disruption in the EU and globally may have a negative effect on the value of a Fund’s investments. Additionally, the risks related to Brexit could be more pronounced if one or more additional EU member states seek to leave the EU.

Invesco BulletShares 2031 Municipal Bond ETF:

5.	Comment:	Please disclose if the Fund or its Underlying Index will be concentrated in any industry or group of industries. Please confirm supplementally if they are not so concentrated.

	Response:	We note that, as disclosed in the registration statement, the Fund will concentrate its investments in securities of issuers in any one industry or group of industries only to the extent that its Underlying Index so concentrates in that industry or group of industries. We confirm that the Underlying Index (and consequently, the Fund) will not be concentrated at the inception of the Fund’s operations. If the Underlying Index (and therefore the Fund) subsequently demonstrates such a concentration, the Fund will disclose that concentration and its associated risks in the Fund’s summary prospectus.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

August 31, 2021

Invesco BulletShares 2029 High Yield Corporate Bond ETF:

6.	Comment:	We note that “Foreign Fixed Income Investment Risk” is included as a principal risk of the Fund. Please consider adding Brexit-related risk disclosure to the prospectus or SAI if appropriate.

	Response:	We expect that the Fund may have minimal investment in UK bonds and, as such, may have commensurate exposure to Brexit-related risks. Therefore, we have added the Brexit-related risk disclosure referenced in response #4 above to the “Investment Strategies and Risks” section of the SAI.

General Comments to the Funds’ Prospectuses and SAI:

7.	Comment:	We note that the Declaration of Trust sets forth a process for shareholders to bring derivative actions, including requiring that investors make a demand to the Board. We also note the Declaration of Trust requires a shareholder who commences or maintains a derivative action to potentially reimburse the Trust for the costs and expenses incurred in reviewing the demand request. Please disclose these provisions of the Declaration of Trust in each Fund’s prospectus. Please also indicate in each Fund’s prospectus that such provisions do not apply to derivative claims arising under the federal securities laws.

Response:

We appreciate receiving the Staff’s views on these points. As to the first request (regarding prospectus disclosure about potential reimbursement of the Trust for the costs and expenses incurred in reviewing the demand request), we note that we have added the following disclosure regarding shareholder derivative actions to the Funds’ SAI in the section titled “Additional Information Concerning the Trust”:

The Declaration provides a detailed process for the bringing of derivative actions by shareholders in order to permit legitimate inquiries and claims while avoiding the time, expense, distraction, and other harm that can be caused to a Fund or its shareholders as a result of spurious shareholder demands and derivative actions. Prior to bringing a derivative action, a demand by the complaining shareholder must first be made on the Trustees. The Declaration details various information, certifications, undertakings and acknowledgements that must be included in the demand. Following receipt of the demand, the Trustees have a period of 90 days, which may be extended by an additional 60 days, to consider the demand. If a majority of the Trustees who are considered independent for the purposes of considering the demand determine that maintaining the suit would not be in the best interests of a Fund, the Trustees are required to reject the demand and the complaining shareholder may not proceed with the derivative action unless the shareholder is able to sustain the burden of proof to a court that the decision of the Trustees not to pursue the requested action was not a good faith exercise of their business judgment on behalf of the Funds. Trustees are not considered to have a personal financial interest by virtue of being compensated for their services as Trustees.

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

August 31, 2021

If a demand is rejected, the complaining shareholder will be responsible for the costs and expenses (including attorneys’ fees) incurred by a Fund in connection with the consideration of the demand, if a court determines that the demand was made without reasonable cause or for an improper purpose. If a derivative action is brought in violation of the Trust’s Declaration, the shareholders bringing the action may be responsible for a Fund’s costs, including attorneys’ fees. The Declaration further provides that each Fund shall be responsible for payment of attorneys’ fees and legal expenses incurred by a complaining shareholder only if required by law, and any attorneys’ fees that the Fund is obligated to pay on the basis of hourly rates shall be calculated using reasonable hourly rates.

We believe this placement in the SAI of disclosure regarding the demand requirements is appropriate. We are unaware of any line-item requirement of Form N-1A that would require disclosure of this information anywhere in either in the prospectus or the SAI. The placement of this additional disclosure is consistent with General Instruction C.3.(b) to Form N-1A, which states that a Fund “may include...information in the prospectus or the SAI that is not otherwise required...so long as the information is not incomplete, inaccurate, or misleading and does not, because of its nature, quantity, or manner of presentation, obscure or impede understanding of the information that is required to be included.” We believe the information as currently drafted and located is not incomplete, inaccurate or misleading. In addition, we do not believe that the “nature, quantity, or manner of presentation” of such disclosure obscures or impedes understanding of the information that is required to be included in the SAI. As a result, and in the absence of information indicating the contrary, we believe its placement is most appropriate for the registration statement.

We have considered the Staff’s second request, regarding inclusion of a statement in the disclosure that certain provisions imposed by the Declaration of Trust do not apply to derivative claims arising under the federal securities laws. We respectfully decline to accept the Staff’s comment, because – absent any binding legal authority that support’s the Staff’s position – it is not clear to us that such position is a correct statement of the law in this instance.

As a preliminary matter, we believe (and the Staff has not indicated a contrary view) that the demand requirements, including the cost-shifting provisions, are permissible under the Delaware Statutory Trust Act. Under established U.S. Supreme Court precedent, the procedural provisions of state law related to bringing derivative actions involving the 1940 Act are controlling, as long as such position is not “inconsistent with the policies underlying” the 1940 Act. (See Burks v. Lasker, 441 U.S. 471, 479 (1979) (stating that the 1940 Act and the Investment Advisers Act of 1940 “do not require that federal law displace state laws governing the powers of directors unless the state laws permit action prohibited by the Acts, or unless “their application would be inconsistent with the federal policy underlying the cause of action ... .”)(citations omitted); see also Kamen v. Kemper Fin. Svcs., Inc., 500 U.S. 90, 107 (1991) (demand

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

August 31, 2021

requirement under state law applicable to derivative cause of action under the 1940 Act).

The purpose of the demand requirements, including the cost-shifting provisions, in the Trust’s Declaration of Trust are intended to achieve a number of goals, each of which is consistent with the 1940 Act. First, derivative actions relate to the Funds’ legal rights, not those of shareholders, and the demand requirements are put in place to ensure that the Trust’s Board is in a position to determine whether a Fund should pursue litigation on its own behalf. (The Court in Burks specifically noted this important role of the investment company’s independent directors acting as “independent watchdogs” of the fund.) Second, the cost-shifting provisions seek to protect investors from the very real costs that a meritless derivative suit, or a derivative suit brought outside of appropriate controls, can impose on fund assets, which is protective to the Funds and thus to shareholders interests in the Funds. In our view, protecting shareholder assets against meritless claims is very much “fully consistent with the policies” underlying the 1940 Act. Finally, the 1940 Act was intended to protect against overreaching by the Adviser. See section 1(b) of the 1940 Act. No such adviser overreaching is possible in this instance because (i) any determination of the merits of a claim are made by the Board, and a majority of the trustees are independent trustees consistent with Rule 0-1 under the 1940 Act, and (ii) the only way that cost-shifting can occur under the provisions of the Declaration of Trust is if a court of law approves the cost shifting. (See section 9.8(f) of the Trust’s Declaration of Trust: “A Complaining Shareholder whose demand is rejected pursuant to [the Declaration of Trust] shall be responsible for the costs and expenses (including attorneys’ fees) incurred by the Trust in connection with the Trust’s consideration of the demand if a court determines that the demand was made without reasonable cause or for an improper purpose. A Shareholder who commences or maintains a derivative action in violation of this Section 9.8 shall reimburse the Trust... for the costs and expenses (including attorneys’ fees) incurred by the Trust... in connection with the action if the action is dismissed on the basis of the failure to comply with this Section 9.8. If a court determines that any derivative action has been brought without reasonable cause or for an improper purpose, the costs and expenses (including attorneys’ fees) incurred by the Trust... in connection with the action shall be borne by the Shareholders who commenced the action.”)(emphasis added).

In light of the existence of this established Supreme Court precedent, and in light of the fact that the cost-shifting provisions of the Trust’s Declaration of Trust are consistent with the provisions of the 1940 Act, we respectfully disagree with the Staff’s assertion that the reimbursement provisions imposed by the Declaration of Trust do not apply to derivative claims arising under the federal securities laws.

*                                                              *                                                             *

U.S. Securities and Exchange Commission

Ms. Jaea Hahn

August 31, 2021

We believe that this information responds to all of your comments. Should you have any questions regarding these matters, please call me at (630) 684-5902 or Mark Greer at (312) 964-3505.

Sincerely,

/s/ Anita De Frank
Anita De Frank Counsel

cc:	Adam Henkel, Esq.

Eric Purple, Esq.

Alan Goldberg, Esq.

Mark Greer, Esq.

Appendix A

Invesco BulletShares 2031 Corporate Bond ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.10%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.10%
(1) “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$10	$32

*                    *                     *                    *                     *

Invesco BulletShares 2031 Municipal Bond ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.18%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.18%
(1) “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$18	$58

*                    *                      *                    *                    *

Invesco BulletShares 2029 High Yield Corporate Bond ETF

Annual Fund Operating Expenses

(expenses that you pay each year as a percentage of the value of your investment)

Management Fees	0.42%
Other Expenses(1)	0.00%
Total Annual Fund Operating Expenses	0.42%
(1) “Other Expenses” are based on estimated amounts for the current fiscal year.

Example

This example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. This example assumes that you invest $10,000 in the Fund for the time periods indicated and then sell all of your Shares at the end of those periods. The example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. This example does not include the brokerage commissions that investors may pay to buy and sell Shares. Although your actual costs may be higher or lower, your costs, based on these assumptions, would be:

1 Year	3 Years
$43	$135